

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Morris Beyda
Chief Financial Officer
Edify Acquisition Corp.
888 7th Avenue, Floor 29
New York, NY 10106

> **Re: Edify Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 7, 2023**
> **File No. 001-39899**

Dear Morris Beyda:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation

cc: Giovanni Caruso